Exhibit A

Ceragon to Participate at the 37th Annual Roth Conference

Rosh Ha'ain, Israel, March 3, 2025 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced that Doron Arazi, Chief Executive Officer, will participate in the 37th Annual Roth Conference to be held on March 16-18 at the Laguna Cliffs Marriott Resort & Spa in Dana Point, California.

Management will be available for one-on-one meetings throughout the conference. Attending investors interested in meeting Mr. Arazi should contact their Roth representative or email crnt@fnkir.com.

About the Roth Capital Partners Conference

The Annual ROTH Conference is one of the largest in the nation for small-cap companies, combining company presentations, Q&A sessions and management 1-on-1 meetings. The format provides investors the opportunity to hear from and meet with executive management from approximately 500 private and public companies in a variety of growth sectors. Roth’s award-winning Research Team identifies distinguished presenting companies across broad sectors, including consumer, energy, healthcare, industrial growth, metals & mining, sustainability, services, technology and more.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Investor Contact:
Rob Fink
FNK IR
646-809-4048
crnt@fnkir.com